

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 9:

Information Regarding Designated Compliance Officer

Form NRSRO Exhibit 9

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO: The Designated Compliance Officer for Kroll Bond Rating Agency, LLC is Mark Levin, who is employed by KBRA on a full-time basis.

Mr. Levin's employment history and educational background are presented below:

EMPLOYMENT HISTORY
Kroll Bond Rating Agency, LLC
June 2022-present, Head of North American Compliance / Designated Compliance Officer

S&P Global Ratings
June 2016 – June 2022, Compliance Policy Officer

Ambac Assurance Corp.
September 2008 – August 2015, First Vice President, Remediation and Portfolio Risk Management

Citigroup Global Real Estate Corp.
December 2006 – January 2008, Consultant, Commercial Mortgage-Backed Finance

Hunton Andrews Kurth LLP (formerly known as Hunton & Williams LLP)
July 2006 – December 2006, Associate, Energy and Project Finance

S&P Global Ratings (formerly Standard & Poor's Ratings Services)
September 2003 – May 2006, Associate, Structured Finance

EDUCATION
Syracuse University College of Law
Juris Doctorate, May 2003, admitted in NY

Syracuse University Maxwell School of Citizenship and Public Affairs
Master of Public Administration, May 2003

Hobart and William Smith Colleges
Bachelor of Arts, Political Science and International Relations, May 2000